Exhibit 21.1

NOVANTA INC. SUBSIDIARIES

Subsidiary	Place of Incorporation
Novanta Corporation	Michigan
Novanta Japan Corporation	Japan
GSI Group Singapore Pte.	Singapore
GSI Group GmbH	Germany
Novanta Technologies UK Limited	United Kingdom
Novanta UK Investments Holding Limited	United Kingdom
GSI Group Precision Technologies (Suzhou) Co., Ltd.	China
GSI Lumonics Asia Pacific Ltd.	Hong Kong
Excel Technology, Inc.	Delaware
Excel Technology Asia Sdn. Bhd.	Malaysia
Novanta Europe GmbH	Germany
GSI Applications Development Pvt. Ltd.	Sri Lanka
Novanta Italy SRL	Italy
NDS Surgical Imaging, LLC	Delaware
NDS Holdings BV	Netherlands
NDS Surgical Imaging BV	Netherlands
JADAK LLC	New York
JADAK Europe BV	Netherlands
Novanta Česká republika s.r.o.	Czech Republic
Novanta Distribution (USD) GmbH	Germany